Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Second Quarter of Fiscal Year 2025

Net income from continuing operations increased 223.6% YoY to GBP3.2 million

Management to hold a conference call today at 7:00 a.m. Eastern Time

CAMBRIDGE, England and FOSHAN, China, April 28, 2025 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the second quarter of fiscal year 2025 ended February 28, 2025.

SECOND QUARTER OF FISCAL YEAR 2025 FINANCIAL HIGHLIGHTS

●	Total revenue from continuing operations was GBP43.8 million, compared to GBP48.5 million for the same quarter last fiscal year.

-	Revenue from Schools was GBP26.6 million, compared to GBP27.3 million for the same quarter last fiscal year.

-	Revenue from Overseas Study Counselling increased by 6.2% to GBP11.9 million from GBP11.2 million for the same quarter last fiscal year.

●	Operating income from continuing operations was GBP2.3 million, representing a 7.2% increase from the same quarter last fiscal year. Adjusted operating income from continuing operations[1] increased by 8.1% to GBP2.7 million from GBP2.5 million for the same quarter last fiscal year.

●	Net income from continuing operations increased by 223.6% to GBP3.2 million from GBP1.0 million for the same quarter last fiscal year. Adjusted net income[2] grew by 179.5% to GBP3.5 million from GBP1.3 million for the same quarter last fiscal year.

Revenue from continuing operations by Segment3

(GBP in millions except for percentage)	For the second quarter ended February 28/29,		YoY	% of total revenue in
	2025	2024	% Change	F2Q2025
Schools[4]	26.6	27.3	-2.9%	60.6%
Overseas Study Counselling[5]	11.9	11.2	6.2%	27.1%
Others[6]	5.3	10.0	-45.9%	12.3%
Total	43.8	48.5	-9.7%	100.0%

1.	Adjusted operating income/(loss) from continuing operations is a non-GAAP financial measure, which is defined as operating income/(loss) from continuing operations excluding share-based compensation expenses and amortization of intangible assets.
2.	Adjusted net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets, and income/(loss) from discontinued operations, net of tax.
3.	Effective from the first quarter of fiscal year 2025, the Company has updated its segment reporting to better reflect its strategic priorities. The Company now reports three segments: Schools, Overseas Study Counselling, and Others. Accordingly, segment revenue from continuing operations for the second quarter ended February 29, 2024 has been revised to conform to the presentation used for the second quarter ended February 28, 2025.
4.	Schools business refers to the previous Overseas Schools segment.
5.	Overseas Study Counselling business is part of the previous Complementary Education Services segment.
6	Others include the previous Domestic Kindergartens & K-12 Operation Services and Complementary Education Services segments (excluding Overseas Study Counselling). For more information on these adjusted financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

MANAGEMENT COMMENTARY

Mr. Robert Niu, Chief Executive Officer of Bright Scholar, commented, “During the second fiscal quarter, we achieved steady progress in executing our “dual-engine” strategy by advancing both global expansion and student recruitment. These efforts have strengthened the resilience of our Schools business amidst external headwinds while creating a foundation for continued success. Operationally, we maintained stable total enrollment year-over-year at 2,669 students as of March 31, 2025. Notably, we also achieved a strong 14.2% year-over-year improvement in revenue per enrollment at our U.S. schools this quarter, a testament to our premium positioning and operational effectiveness. Meanwhile, our global recruitment efforts continued to gain momentum across key markets, enhancing our pipeline for future growth. As a leading provider of premier international education services, we remain committed to delivering exceptional learning experiences, optimizing operational efficiency, and scaling our global footprint to create enduring value for all stakeholders.”

Ms. Cindy Zhang, Chief Financial Officer of Bright Scholar, added, “We are pleased to report healthy financial results in the second fiscal quarter, reflecting improved operating efficiency and profitability. Our total revenue remained relatively stable year-over-year at GBP43.8 million. Revenues from our Overseas Study Counselling business increased by 6.2% year-over-year to GBP11.9 million. We continue to manage our costs prudently, balancing our growth initiatives with the impact of the macroeconomic environment. Our SG&A expenses decreased by 13.7% year-over-year in absolute amount, while as a percentage of revenue decreasing by 1.2 percentage points to 25.5%. Notably, our net income from continuing operations increased by over 200% year-over-year. In the second half of the fiscal year, we will continue to execute our long-term strategy to balance healthy and sustainable growth while improving profitability.”

UNAUDITED FINANCIAL RESULTS for THE second FISCAL QUARTER ENDED FEBRUARY 28, 2025

Revenue from Continuing Operations

Revenue was GBP43.8 million, compared to GBP48.5 million for the same quarter last fiscal year.

Schools: Revenue was GBP26.6 million, compared to GBP27.3 million for the same quarter last fiscal year.

Overseas Study Counselling: Revenue was GBP11.9 million, representing an increase of 6.2% from the same quarter last fiscal year. The increase was mainly due to recruitment growth.

Others: Revenue was GBP5.3 million, compared to GBP10.0 million for the same quarter last fiscal year. The decrease was mainly due to the contraction of K-12 operation services, which was in line with our expectations.

Cost of Revenue from Continuing Operations

Cost of revenue was GBP30.7 million, compared to GBP33.6 million for the same quarter last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit from Continuing Operations7

Gross profit was GBP13.2 million, compared to GBP15.0 million for the same quarter last fiscal year. Gross margin was 30.0%, compared to 30.8% for the same quarter last fiscal year.

Adjusted gross profit from continuing operations was GBP13.2 million, compared to GBP15.1 million for the same quarter last fiscal year.

7.	Adjusted gross profit from continuing operations is a non-GAAP financial measure, which is defined as gross profit from continuing operations, excluding amortization of intangible assets.

Selling, General and Administrative (SG&A) Expenses from Continuing Operations

Total SG&A expenses were GBP11.2 million, representing a 13.7% decrease from GBP13.0 million for the same quarter last fiscal year. The decrease was mainly due to the improvement in operational efficiency in our Schools business.

Operating Income, Operating Margin and Adjusted Operating Income from Continuing Operations

Operating income was GBP2.3 million, representing a 7.2% increase from GBP2.2 million for the same quarter last fiscal year. Operating margin was 5.3%, compared to 4.5% for the same quarter last fiscal year.

Adjusted operating income from continuing operations increased by 8.1% to GBP2.7 million from GBP2.5 million for the same quarter last fiscal year.

Net Income and Adjusted Net Income

Net income was GBP3.2 million, representing a 1,045.9% increase from GBP0.3 million for the same quarter last fiscal year.

Adjusted net income increased by 179.5% to GBP3.5 million from GBP1.3 million for the same quarter last fiscal year.

Adjusted EBITDA8

Adjusted EBITDA was GBP3.1 million, compared to GBP3.6 million for the same quarter last fiscal year.

Net income per Ordinary Share/ADS and Adjusted Net Earnings per Ordinary Share9/ADS10

Basic and diluted net income per ordinary share attributable to ordinary shareholders from continuing operations were GBP0.03 each, compared to GBP0.01 each for the same quarter last fiscal year.

Adjusted basic and diluted net income per ordinary share attributable to ordinary shareholders were GBP0.03 each, compared to GBP0.01 each for the same quarter last fiscal year.

Basic and diluted net income per ADS attributable to ADS holders from continuing operations were GBP0.11 each, compared to GBP0.03 each for the same quarter last fiscal year.

Adjusted basic and diluted net income per ADS attributable to ADS holders were GBP0.12 each, compared to GBP0.04 each for the same quarter last fiscal year.

Cash and Working Capital

As of February 28, 2025, the Company had cash and cash equivalents and restricted cash of GBP46.3 million, compared to GBP54.3 million as of August 31, 2024.

8.	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income/(loss) excluding interest income/(expense), net, income tax expense/(benefit), depreciation and amortization, share-based compensation expenses, and income/(loss) from discontinued operations, net of tax.
9.	Adjusted basic and diluted earnings/(loss) per share is a non-GAAP financial measure, which is defined as adjusted net income/(loss) attributable to ordinary shareholders divided by the weighted average number of basic and diluted ordinary shares.
10.	Adjusted basic and diluted earnings/(loss) per American Depositary Share (“ADS”) is a non-GAAP financial measure, which is defined as adjusted net income/(loss) attributable to ADS shareholders divided by the weighted average number of basic and diluted ADSs.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time (7:00 p.m. Beijing/Hong Kong Time) on April 28, 2025.

Dial-in details for the earnings conference call are as follows:

Mainland China:	4001-201203
Hong Kong:	800-905945
United States:	1-888-346-8982
International:	1-412-902-4272

Participants should dial in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Bright Scholar Education Holdings Limited.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.brightscholar.com/.

A replay of the conference call will be accessible after the conclusion of the live call until May 5, 2025, by dialing the following telephone numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Replay Passcode:	2410484

CONVENIENCE TRANSLATION

The Company’s reporting currency is GBP. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, the related condensed consolidated statements of operations, and cash flows from GBP into U.S. dollars as of and for the quarter ended February 28, 2025, are solely for the readers’ convenience and were calculated at the rate of GBP1.00=US$1.2591, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2025. No representation is made that the GBP amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2025, or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) from continuing operations as gross profit/(loss) from continuing operations excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/(benefit), depreciation and amortization, share-based compensation expenses, and income/(loss) from discontinued operations, net of tax. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets, and income/(loss) from discontinued operations, net of tax. We define adjusted operating income/(loss) from continuing operations as operating income/(loss) from continuing operations, excluding share-based compensation expenses and amortization of intangible assets. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders/ADS holders (net income/(loss) to ordinary shareholders/ADS holders excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets, and income/(loss) from discontinued operations, net of tax) divided by the weighted average number of basic and diluted ordinary shares or ADSs.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business, as the related intangibles do not have a significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted. In addition, the strategic move to dispose of the non-core businesses is viewed as discontinued operations, which is a non-recurring item. The exclusion facilitates comparisons of our operating performance on a period-to-period basis. Therefore, we provide exclusion of income/(loss) from discontinued operations, net of tax, to define adjusted net income/(loss), adjusted EBITDA, adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expenses, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expenses; amortization of intangible assets, tax effect of amortization of intangible assets, and without considering the impact of non-recurring item, i.e. income/(loss) from discontinued operations. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; tax effect of amortization of intangible assets have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a premier global education service Group. The Company primarily provides quality international education to global students and equips them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

For more information, please visit: https://ir.brightscholar.com/.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

Email: BEDU@thepiacentegroup.com

Phone: +86 (10) 6508-0677/ +1-212-481-2050

Media Contact:

Email: media@brightscholar.com

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	February 28,
	2024	2025
	GBP	GBP	USD
ASSETS
Current assets
Cash and cash equivalents	52,991	45,812	57,682
Restricted cash	1,307	435	548
Accounts receivable, net	2,018	2,523	3,177
Amounts due from related parties, net	1,548	1,520	1,914
Other receivables, deposits and other assets, net	13,303	9,267	11,668
Inventories	125	796	1,003

Total current assets	71,292	60,353	75,992

Restricted cash - non-current	27	27	34
Property and equipment, net	37,522	35,430	44,610
Intangible assets, net	5,327	5,166	6,505
Goodwill, net	56,634	57,058	71,842
Long-term investments, net	2,623	2,654	3,342
Deferred tax assets, net	206	138	174
Other non-current assets, net	1,013	1,093	1,376
Operating lease right-of-use assets – non-current	152,451	149,465	188,191

Total non-current assets	255,803	251,031	316,074

TOTAL ASSETS	327,095	311,384	392,066

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	February 28,
	2024	2025
	GBP	GBP	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	9,864	10,180	12,818
Contract liabilities - current	47,872	32,426	40,828
Accrued expenses and other current liabilities	20,538	22,632	28,496
Amounts due to related parties	8,417	4,441	5,592
Income tax payable	8,483	5,979	7,528
Refund liabilities - current	1,060	937	1,180
Operating lease liabilities - current	11,420	11,806	14,865

Total current liabilities	107,654	88,401	111,307

Deferred tax liabilities	3,348	2,323	2,925
Operating lease liabilities – non-current	150,901	148,137	186,519
Non-current contract liabilities	93	100	126

Total non-current liabilities	154,342	150,560	189,570

TOTAL LIABILITIES	261,996	238,961	300,877

EQUITY
Share capital	1	1	1
Additional paid-in capital	220,901	221,515	278,910
Statutory reserves	2,073	3,172	3,994
Accumulated other comprehensive loss	(3,777)	(3,480)	(4,381)
Accumulated deficit	(165,693)	(159,851)	(201,268)

Shareholders’ equity	53,505	61,357	77,256
Non-controlling interests	11,594	11,066	13,933

TOTAL EQUITY	65,099	72,423	91,189

TOTAL LIABILITIES AND EQUITY	327,095	311,384	392,066

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per-share data)

	Three Months Ended February 29/28			Six Months Ended February 29/28
	2024	2025		2024	2025
	GBP	GBP	USD	GBP	GBP	USD
Revenue	48,528	43,843	55,203	101,834	88,575	111,525
Cost of revenue	(33,573)	(30,680)	(38,629)	(69,016)	(62,369)	(78,529)

Gross profit	14,955	13,163	16,574	32,818	26,206	32,996
Selling, general and administrative expenses	(12,954)	(11,185)	(14,083)	(25,513)	(19,595)	(24,672)
Other operating income	186	367	462	1,169	505	636

Operating income	2,187	2,345	2,953	8,474	7,116	8,960
Interest (expense)/income, net	(288)	229	288	(194)	288	363
Investment (loss)/income	(49)	7	9	66	9	11
Other expenses	(181)	(590)	(743)	(246)	(596)	(750)

Income before income taxes and share of equity in loss of unconsolidated affiliates	1,669	1,991	2,507	8,100	6,817	8,584
Income tax (expense)/ benefit	(668)	1,229	1,547	(2,117)	415	523
Share of equity in (loss)/ income of unconsolidated affiliates	(6)	-	-	14	-	-

Net income from continuing operations	995	3,220	4,054	5,997	7,232	9,107

(Loss)/income from discontinued operations, net of tax	(714)	-	-	885	-	-

Net income	281	3,220	4,054	6,882	7,232	9,107

Net (loss)/income attributable to non-controlling interests
Continuing operations	(37)	16	20	275	291	366
Discontinued operations	27	-	-	218	-	-

Net (loss)/income attributable to ordinary shareholders
Continuing operations	1,032	3,204	4,034	5,722	6,941	8,741
Discontinued operations	(741)	-	-	667	-	-

Net (loss)/income per share attributable to ordinary shareholders
—Basic and diluted
Continuing operations	0.01	0.03	0.03	0.05	0.06	0.07
Discontinued operations	(0.01)	-	-	0.01	-	-

Weighted average shares used in calculating net (loss)/income per ordinary share:
—Basic
Continuing operations and discontinued operations	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795
—Diluted
Continuing operations and discontinued operations	118,669,795	119,320,269	119,320,269	118,669,795	118,862,781	118,862,781

Net (loss)/income per ADS
—Basic and diluted
Continuing operations	0.03	0.11	0.14	0.19	0.23	0.29
Discontinued operations	(0.02)	-	-	0.02	-	-

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended February 29/28			Six Months Ended February 29/28
	2024	2025		2024	2025
	GBP	GBP	USD	GBP	GBP	USD
Net cash used in operating activities	(5,683)	(1,529)	(1,925)	(8,010)	(7,204)	(9,071)

Net cash generated from/(used in) investing activities	4,080	(340)	(428)	2,115	3,221	4,055

Net cash used in financing activities	(1,223)	-	-	(1,433)	(4,442)	(5,593)

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(349)	637	802	278	374	471

Net change in cash and cash equivalents, and restricted cash	(3,175)	(1,232)	(1,551)	(7,050)	(8,051)	(10,138)

Cash and cash equivalents, and restricted cash at beginning of the period	57,822	47,506	59,815	61,697	54,325	68,401

Cash and cash equivalents, and restricted cash at end of the period	54,647	46,274	58,264	54,647	46,274	58,264

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per-share data)

	Three Months Ended February 29/28			Six Months Ended February 29/28
	2024	2025		2024	2025
	GBP	GBP	USD	GBP	GBP	USD
Gross profit from continuing operations	14,955	13,163	16,574	32,818	26,206	32,996
Add: Amortization of intangible assets	115	70	88	231	183	230
Adjusted gross profit from continuing operations	15,070	13,233	16,662	33,049	26,389	33,226

Operating income from continuing operations	2,187	2,345	2,953	8,474	7,116	8,960
Add: Share-based compensation expenses	181	269	339	181	614	773
Add: Amortization of intangible assets	115	70	88	231	183	230
Adjusted operating income from continuing operations	2,483	2,684	3,380	8,886	7,913	9,963

Net income	281	3,220	4,054	6,882	7,232	9,107
Add: Share-based compensation expenses	181	269	339	181	614	773
Add: Amortization of intangible assets	115	70	88	231	183	230
Add: Tax effect of amortization of intangible assets	(23)	(15)	(19)	(46)	(38)	(48)
Less: Loss/(income) from discontinued operations	(714)	-	-	885	-	-
Adjusted net income	1,268	3,544	4,462	6,363	7,991	10,062

Net income attributable to ordinary shareholders	291	3,204	4,034	6,389	6,941	8,741
Add: Share-based compensation expenses	181	269	339	181	614	773
Add: Amortization of intangible assets	87	56	71	175	142	178
Add: Tax effect of amortization of intangible assets	(18)	(12)	(15)	(36)	(30)	(38)
Less: Loss/(income) from discontinued operations	(741)	-	-	667	-	-
Adjusted net income attributable to ordinary shareholders	1,282	3,517	4,429	6,042	7,667	9,654

Net income	281	3,220	4,054	6,882	7,232	9,107
Add: Interest expense/(income), net	288	(229)	(288)	194	(288)	(363)
Add: Income tax expense/(benefit)	668	(1,229)	(1,547)	2,117	(415)	(523)
Add: Depreciation and amortization	1,457	1,094	1,377	2,736	2,360	2,971
Add: Share-based compensation expenses	181	269	339	181	614	773
Less: Loss/(income) from discontinued operations	(714)	-	-	885	-	-
Adjusted EBITDA	3,589	3,125	3,935	11,225	9,503	11,965

Weighted average shares used in calculating adjusted net (loss)/income per ordinary share:
—Basic	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795
—Diluted	118,669,795	119,320,269	119,320,269	118,669,795	118,862,781	118,862,781

Adjusted net income per share attributable to ordinary shareholders
—Basic and Diluted	0.01	0.03	0.04	0.05	0.06	0.08

Adjusted net income per ADS
—Basic and Diluted	0.04	0.12	0.15	0.20	0.26	0.32